Filed Pursuant to Rule 433
Registration No. 333-175619

Greenway Medical Technologies, Inc.

6,666,667 Shares

February 1, 2012

On January 27, 2012, Greenway Medical Technologies (“Greenway”) filed Amendment No. 5 to its Registration Statement on Form S-1 (Commission File No. 333-175619) (the “Registration Statement”) to revise certain disclosures in the preliminary prospectus (the “Previous Preliminary Prospectus”) dated January 17, 2012 contained in Amendment No. 4 to the  Registration Statement. This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated January 27, 2012 (the “Preliminary Prospectus”) included in Amendment No. 5 to Greenway’s Registration Statement on Form S-1 relating to these securities, which can be accessed through the following link: http://sec.gov/Archives/edgar/data/1080747/000118811212000176/d29105.htm.  The following information supplements and updates the information contained in the Previous Preliminary Prospectus.

Initial Public Offering Price	$10.00 per share

Common shares offered by us:	5,388,833 shares (6,388,833 shares if the underwriters’ option to purchase additional shares from us is fully exercised)

Common shares offered by the selling stockholders:	1,277,834 shares

Shares of Common Stock to be outstanding after this offering:
27,846,584 as of September 30, 2011 (including 1,870,124 shares to be issued to preferred stockholders, based upon the initial offering price of $10.00 per share, in lieu of a cash payment in connection with the conversion of our preferred stock)

On February 1, 2012, Pamlico Capital II, L.P. indicated that it will purchase 666,667 shares of common stock in the offering at the initial offering price of $10.00.  Including these shares, Pamlico will own 5,284,679 of our common stock after the offering, or 19%.  The lock-up agreement executed by Pamlico will continue to apply to all shares of common stock held by Pamlico prior to the offering (including shares received upon conversion of preferred stock) but will not apply to shares purchased in the offering.  Nevertheless, Pamlico’s purchase of shares in the offering could reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that are not affiliated with us.

Among other information that has been updated from the Previous Preliminary Prospectus that is included in Amendment No. 5 to the Registration Statement are those items set forth below. Please refer to the Preliminary Prospectus for the full contents thereof.

1.           We have revised the Previous Preliminary Prospectus to reflect the following:

(a)           The Company is offering 5,388,833 shares and the selling stockholders are offering 1,277,834 shares.

(b)           The number of shares of common stock to be outstanding after the offering is 27,534,897, based upon the number of shares outstanding as of September 30, 2011 which number includes shares deliverable upon the conversion of our preferred stock (assuming an initial offering price of $12.00, the midpoint of the range set forth on the cover of the Preliminary Prospectus).  This number excludes the following shares of our common stock as of September 30, 2011: (i) 278,897 shares issuable upon the exercise of warrants (average weighted average exercise price of $5.29 per share); and (ii) 3,027,003 shares issuable upon the exercise of stock options (weighted average exercise price of $6.75 per share). In addition 3,060,899 shares are available for issuance under our equity compensation plans.  The offering is now pricing at $10.00 per share, and the actual number of shares to be outstanding after the offering is set forth above under “Shares of Common Stock to be outstanding after this offering.”

2.           The Previous Preliminary Prospectus has been revised so as to conform to the information set forth Section 1(a) and (b) above. Among other conforming changes, modifications have been made in the Preliminary Prospectus to the following:

(a)           Pro forma as adjusted balance sheet data in (i) “Summary Financial Data” on page 10 and page 29 of the Preliminary Prospectus; and (ii) “Capitalization” on page 29 of the Preliminary Prospectus;

(b)           “Use of Proceeds” on page 27 of the Preliminary Prospectus;

(c)           “Dilution” on pages 31-32 of the Preliminary Prospectus;

(d)           “Principal and Selling Stockholders” on pages 90-97 of the Preliminary Prospectus;

(e)           “Description of Capital Stock” on page 101 of the Preliminary Prospectus; and

(f)           “Shares Eligible for Future Sale” on pages 105-106 of the Preliminary Prospectus.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by calling toll-free at 1-866-803-9204; from Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York 10014 (Tel: 866-718-1649), Email: prospectus@morganstanley.com; from William Blair & Company, Attn: Prospectus Department, 222 West Adams Street, Chicago, IL 60606: (800) 621-0687.